Exhibit 12.1

Vail Resorts, Inc. and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year Ended July 31,
	2011	2010	2009	2008	2007
	(In 000’s, except ratios)
Earnings:
Income before provision for income taxes, adjusted for income or loss from equity investees	$54,178	$52,239	$80,379	$165,543	$103,393
Add:
Amortization of capitalized interest	11,025	2,254	4,199	12,247	906
Income distributions from equity investments	1,024	3,248	1,733	2,295	5,778
Fixed charges	44,469	41,172	42,662	50,058	48,499
Less:
Net (loss) income attributable to noncontrolling interests	(67)	5,390	1,602	4,920	7,801
Capitalized interest	600	16,284	7,661	13,395	9,311
Total earnings as defined	$110,163	$77,239	$119,710	$211,828	$141,464
Fixed charges:
Interest expensed	$31,935	$15,885	$25,507	$28,197	$30,717
Capitalized interest	600	16,284	7,661	13,395	9,311
Amortization of capitalized expenses related to indebtedness	1,706	1,630	2,041	2,468	1,907
Estimated interest portion of rent expense	10,228	7,373	7,453	5,998	6,564
Total fixed charges	$44,469	$41,172	$42,662	$50,058	$48,499

Ratio of earnings to fixed charges (1)	2.48	1.88	2.81	4.23	2.92

(1) For purposes of computing the ratio of earnings to fixed charges, earnings are defined as pre-tax earnings before income or loss from equity investees plus amortization of capitalized interest, distributed income of equity investees, and fixed charges less capitalized interest and net income (loss) attributable to noncontrolling interests. Fixed charges consist of interest, whether capitalized or expensed, amortization of capitalized expenses related to indebtedness and the estimated interest portion of rent expense.